

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

John D. Murphy, Jr.
Chief Executive Officer
Hallmark Venture Group, Inc.
5112 West Taft Road, Suite M
Liverpool, NY 13088

      Re: Hallmark Venture Group, Inc.
           Registration Statement on Form 10
           Filed January 17, 2023
           File No. 000-56477

Dear John D. Murphy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Edward Normandin, Esq.